Exhibit 3.1

ARTICLES OF AMENDMENT
TO RESTATED ARTICLES OF INCORPORATION
OF
LITHIA MOTORS, INC.

Pursuant to the provisions of ORS 60.437, Lithia Motors, Inc. (the “Corporation”) has adopted an amendment to its Restated Articles of Incorporation (the “Articles”):

1.    The name of the corporation is LITHIA MOTORS, INC.

2.     Article IV, Section 1 of the Articles is amended in its entirety to read as follows (the “Amendment”).

Section 1. Election of Directors.

(a) Except to the extent that these Restated Articles of Incorporation grant to the holders of any series of preferred stock the right (voting separately by class or series) to elect additional directors under specified circumstances, the number of directors of the corporation shall be as fixed from time to time by or pursuant to the Bylaws of the corporation. The election of directors need not be by written ballot unless required by the Bylaws of the corporation.

(b) At each annual meeting of shareholders the shareholders shall elect the directors to hold office until the next annual meeting of shareholders and until their respective successors are elected and qualified, subject to prior death, resignation or removal. If the directors shall not have been elected at any annual meeting of shareholders, they may be elected at a special meeting of shareholders called for that purpose in the manner provided by the Bylaws of the corporation.

(c) Except as provided in Section 2 of this Article IV and in this subsection 1(c), each director shall be elected by the vote of the majority of the votes cast. A majority of votes cast means that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director. The following shall not be votes cast: (1) a share whose ballot is marked as withheld; (2) a share otherwise present at the meeting but for which there is an abstention; and (3) a share otherwise present at the meeting for which a shareholder gives no authority or direction. In a contested election, the directors shall be elected by the vote of a plurality of the votes cast.

A contested election is one in which (1) on the last day for delivery of a notice pursuant to Article 1 of the Bylaws of the corporation for any shareholder nomination of a nominee for the Board of Directors, a shareholder has complied with the applicable nomination requirements regarding one or more nominees; and (2) prior to the date that notice of the meeting is given, the Board has not made a determination that none of the candidacies of such nominees creates a bona fide election contest. For purposes of this Section 1, it is assumed that on the last day for delivery of a notice under Article 1 of the Bylaws of the corporation, there is a candidate nominated by the Board of Directors for each of the director positions to be voted on at the meeting. The following procedures apply in a non-contested election. A nominee who does not receive a majority vote shall not be elected. Except as otherwise provided in this paragraph, an incumbent director not elected because he or she does not receive a majority vote shall continue to serve as a holdover director until the earliest of (x) 180 days after the date on which an inspector determines the voting results as to that director pursuant to Section 60.223 of the Oregon Business Corporation

Act; (y) the date on which the Board of Directors appoints an individual to fill the office held by such director, which appointment shall constitute the filling of a vacancy by the Board pursuant to Section 2.2 of the Bylaws of the corporation; or (z) the date of the director’s resignation. Any vacancy resulting from the nonelection of a director under this Section 1 may be filled by the Board as provided in Section 2.2 of the Bylaws. The Nominating and Governance Committee of the Board of Directors, or any successor thereto, will consider promptly whether to fill the office of a nominee failing to receive a majority vote and make a recommendation to the Board of Directors about filling the office. The Board of Directors will act on the recommendation of the Nominating and Governance Committee, or any successor thereto, and within 180 days after the certification of the shareholder vote will disclose publicly its decision. Except as provided in the next sentence, no director who failed to receive a majority vote for election will participate in the Nominating and Governance Committee (or any successor thereto) recommendation or Board of Directors decision about filling his or her office. If no director receives a majority vote in an uncontested election, then the incumbent directors (i) will nominate a slate of directors and hold a special meeting for the purpose of electing those nominees as soon as practicable, and (ii) may in the interim fill one or more offices with the same director(s) who will continue in office until their successors are elected.

3.
The Corporation’s Board of Directors approved and submitted the Amendment to the Corporation’s shareholders for approval at the Corporations 2019 annual meeting of shareholders, held on April 25, 2019 (the “Annual Meeting”).

4.
The Amendment required the approval of the holders of a majority of the Corporation’s Class A Common Stock and Class B Common Stock, voting together as a single class. The Amendment was approved by the shareholders of the Corporation at the Annual Meeting. The vote of the shareholders was as follows:

	Class A Common Stock	Class B Common Stock
Number of shares outstanding:	22,347,738	800,000
Number of votes entitled to be cast:	22,347,738	8,000,000
Number of votes cast for:	19,403,395	8,000,000
Number of votes cast against:	6,197	0
Number of votes not provided:	2,938,146	0

5.	An individual with direct knowledge of the business is Bryan DeBoer, President and Chief Executive Officer, 150 N. Bartlett St., Medford, Oregon 97501.

6.	The principal place of business of the corporation is 150 N. Bartlett St., Medford, Oregon 97501.

[Signature Follows]

I declare as an authorized signer, under penalty of perjury, that this document does not fraudulently conceal, fraudulently obscure, fraudulently alter or otherwise misrepresent the identity of the person or any officers, directors, employees or agents of the corporation. This filing has been examined by me and is, to the best of my knowledge and belief true, correct, and complete. Making false statements in this document is against the law and may be penalized by fines, imprisonment or both.

DATED: April 25, 2019

Lithia Motors, Inc.

By: /s/ Christopher S. Holzshu
Christopher S. Holzshu, Secretary

Person to contact about this filing:

Steven Boender (503) 294-9292